UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZOOMCAR HOLDINGS, INC.

(Name of Subject Company and Filing Person (Issuer))

Common Stock Purchase Warrants

Series A Common Stock Purchase Warrants

Series B Common Stock Purchase Warrants

Pre-Funded Warrants to Purchase Common Stock

Bridge Placement Agent Common Stock Purchase Warrants

Placement Agent Common Stock Purchase Warrants

Series A Placement Agent Warrants

N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Deepankar Tiwari

Anjaneya Techno Park, No.147, 1st Floor
Kodihalli, Bangalore, India 560008

+91 8048821871

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Morris C. Zarif, Esq.

Zarif Law Group P.C.

808 Springwood Avenue, Suite 110

Asbury Park, NJ 07711

(732) 755-0146

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

(Amendment No. 2)

This Amendment No.2 (this “Amendment”) amends the Tender Offer Statement (together with any amendments and supplements thereto, the (“Schedule TO”), filed with the Securities and Exchange Commission (“SEC”) on December 23, 2026 by Zoomcar Holdings, Inc., a Delaware corporation (the “Company” or “Zoomcar”) in response to a comment letter received by the Company from the Securities and Exchange Commission, dated January 28, 2026.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Schedule TO

The Schedule TO is hereby amended to supplement language in “Item 10. Financial Statements” with a summary of financial information required by Item 1010(c) of Regulation M-A as follows:

Below is a summary of our consolidated financial information. The following summary should be read in conjunction with our consolidated financial statements and related notes thereto and management’s discussion and analysis of financial condition and results of operations in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025, filed with the SEC on June 30, 2025, as well as our most recently filed unaudited interim financial statements included in our Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025, for the quarter ended September 30, 2025, each of which is incorporated herein by reference. The condensed balance sheet data as of September 30, 2025 and March 31, 2025 and the consolidated statements of operations data for the three and six months ended September 30, 2025 and 2024 were derived from our unaudited interim financial statements included in such Quarterly Report on Form 10-Q. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.

Zoomcar Holdings, Inc. Summary Financial Data

Condensed Balance Sheet Data (Unaudited)

(in USD)

As at	September 30, 2025 (Unaudited)	March 31, 2025

Assets
Current assets :
Cash and cash equivalents (Refer Note 27- VIE)	$169,357	$1,077,275
Accounts receivable, net of allowance for credit losses	94,357	200,650
Assets held for sale	233,110	267,293
Prepaid expenses	418,376	1,020,170
Balances with government authorities	-	187,458
Other current assets (Refer Note 27- VIE)	227,106	261,200
Total current assets	$1,142,306	$3,014,046

Other non-current assets, net of allowance for credit losses	614,580	705,767

Liabilities and stockholders’ deficit
Current liabilities :
Accounts payable (Refer Note 27- VIE)	$13,805,383	$12,396,147
Accounts payable towards related parties	152,435	152,435
Current maturities of long-term debt	2,387,943	2,851,341
Current portion of operating lease liabilities	310,838	316,756
Finance lease liabilities	2,468,617	3,966,962
Contract liabilities	795,871	471,720
Current portion of pension and other employee obligations (Refer Note 27- VIE)	153,361	152,872
Unsecured notes	509,850	-
Convertible Redeemable note	370,557	-
Unsecured convertible note	6,272,911	6,002,269
Other current liabilities (Refer Note 27- VIE)	2,497,449	3,199,649
Total current liabilities	$29,725,215	$29,510,151
Operating lease liabilities, less current portion	670,459	801,981
Pension and other employee obligations, less current portion	438,370	394,030
Total liabilities	$30,834,044	$30,706,162
Commitments and contingencies (Note 29)
Stockholders’ deficit:
Common stock, $0.0001 par value per share, 250,000,000 shares authorized as of September 30, 2025 and March 31, 2025; 6,902,727 shares and 2,462,418 shares issued and outstanding as of September 30, 2025 and March 31, 2025 respectively	690	246
Additional paid-in capital	309,163,442	305,693,199
Accumulated deficit	(338,173,267)	(333,173,805)
Accumulated other comprehensive income	1,293,525	2,131,522

Total stockholders’ deficit	$(27,715,610)	$(25,348,838)

Total liabilities and stockholders’ deficit	$3,118,434	$5,357,324

Consolidated Statements of Operation Data

(Unaudited)

	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2025	2024	2025	2024	2025	2024
Revenue:
Revenues from services	$2,281,111	$2,239,538	$4,581,435	$4,445,940	$9,024,576	$9,836,434
Other revenues	5,999	7,359	18,428	41,942	81,315	60,799
Total revenue	$2,287,110	$2,246,897	$4,599,863	$4,487,882	$9,105,891	$9,897,233

	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2025	2024	2025	2024	2025	2024
Net loss	$(794,149)	(3,351,975)	$(4,999,462)	$(5,883,554)	$(25,622,303)	$(34,277,252)
Net loss per share *
Basic	$(0.07)	$(88.56)	$(0.49)	$(163.15)	$(51.84)	$(3,839.73)
Diluted	$(0.07)	$(88.56)	$(0.49)	$(163.15)	$(51.84)	$(3,839.73)
Weighted average shares used in computing loss per share: *
Basic	11,759,019	37,849	10,128,247	36,062	494,276	8,927
Diluted	11,759,019	37,849	10,128,247	36,062	494,276	8,927

*	Prior period numbers have been adjusted to reflect the First Reverse Stock Split and the Second Reverse Stock Split of the Common Stock at a ratio of 1-for-100 and 1-for-20, respectively. (Refer Note)

Our book value as of September 30, 2025, was approximately $(27.7) million or approximately $(4.02) per share. Book value per share represents our total assets less total liabilities, divided by the number of shares of common stock outstanding as of September 30, 2025.

Our tangible book value as of September 30, 2025, was approximately $(27.7) million or approximately $(4.02) per share. Tangible book value per share represents our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock outstanding as of September 30, 2025.

Amendment to the Offer to Exchange

The Company amends the Offer to Exchange to remove language regarding the “safe harbor” provision in the “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” located in the Offer to Exchange. The amended Offer to Exchange is filed as Exhibit (a)(1)(A) to this Amendment and is incorporated herein by reference.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as listed below:

Exhibit	Description
(a)(1)(A)*	Offer to Exchange, as amended, February 2, 2026.
(a)(1)(B)**	Form of Letter of Transmittal and Consent (Common Warrants) (incorporated by reference to Exhibit (a)(1)(B) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(C)**	Form of Letter of Transmittal and Consent (Series A Warrants) (incorporated by reference to Exhibit (a)(1)(C) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(D)**	Form of Letter of Transmittal and Consent (Series B Warrants) (incorporated by reference to Exhibit (a)(1)(D) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(E)**	Form of Letter of Transmittal and Consent (Pre-Funded Warrants) (incorporated by reference to Exhibit (a)(1)(E) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(F)**	Form of Letter of Transmittal and Consent (Bridge Placement Agent Warrants) (incorporated by reference to Exhibit (a)(1)(F) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(G)**	Form of Letter of Transmittal and Consent (Placement Agent Warrants) (incorporated by reference to Exhibit (a)(1)(G) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(H)**	Form of Letter of Transmittal and Consent (Series A Placement Agent Warrants). (incorporated by reference to Exhibit (a)(1)(H) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(I)**	Form of Notice of Withdrawal. (incorporated by reference to Exhibit (a)(1)(I) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(J)**	Form of Letter to Warrant Holders. (incorporated by reference to Exhibit (a)(1)(J) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(K)**	Press Release announcing commencement of the Offer to Exchange (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 23, 2026).
(a)(1)(L)#	Form of Warrant Amendment(s) (if applicable).
(a)(1)(M)**	Form of Lock-Up Agreement (incorporated by reference to Exhibit (a)(1)(M) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(d)(1)(A)**	Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on December 26, 2024).
(d)(1)(B)**	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on April 4, 2025).
(d)(1)(C)**	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on April 4, 2025).
(d)(1)(D)**	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on June 18, 2025).
(d)(1)(E)**	Form of Bridge Placement Agent Warrant. (incorporated by reference to Exhibit (d)(1)(E) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(d)(1)(F)**	Form of Placement Agent Warrant. (incorporated by reference to Exhibit (d)(1)(F) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(d)(1)(G)**	Form of Series A Placement Agent Warrant. (incorporated by reference to Exhibit (d)(1)(G) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(5)(A)**	Part II, Item 8 of the Annual Report on Form 10-K for the year ended March 31, 2025, filed with the SEC on June 30, 2025 and incorporated herein by reference.
(a)(5)(B)**	Part I, Item I of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the SEC on November 14, 2025 and incorporated herein by reference.
107**	Fee Table

*	Filed herewith
**	Previously Filed.
#	To be filed by amendment, if necessary.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZOOMCAR HOLDINGS, INC.

Date: February 2, 2026

By:	/s/ Deepankar Tiwari
Name:	Deepankar Tiwari
Title:	Chief Executive Officer